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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.D.  20549

SCHEDULE 13D

Name of Issuer:  First Oak Brook BancShares, Inc.

Title of Class of Securities:  Common Stock Class A

CUSIP Number:  335847208

          (Name Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

  Bennett Lindenbaum, c/o Basswood Partners, 52 Forest Avenue,
               Paramus, NJ  07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                        November 29, 1995

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



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CUSIP No. 3358472080

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e) PURSUANT TO ITEMS 2(d) of 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         142,250

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         142,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         142,250

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)




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         7.7%

14. Type of Reporting Person*

         PN



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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum  ###-##-####

2.  Check the Appropriate Box if a Member of a Group*

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

8.  Shared Voting Power:

         142,250

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         142,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         142,250

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

14. Type of Reporting Person*

         IN



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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum  ###-##-####

2.  Check the Appropriate Box if a Member of a Group*

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Solve Voting Power:


8.  Shared Voting Power:

         142,250

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         142,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         142,250

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

         7.7%

14. Type of Reporting Person*

         IN


00705003.AA8



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Item 1.  Security and Issuer

         This statement relates to shares of voting common stock

(the "Common Stock") of First Oak Brook BancShares, Inc. ("First

Oak Brook").  First Oak Brook's principal executive office is located at 1400 16th Street, Oak Brook, IL 60521-1300.

Item 2.  Identity and Background

         This statement is being filed on behalf of Basswood

Partners, L.P.  ("Basswood"), a Delaware limited partnership, and

Matthew and Bennett Lindenbaum, the principals of Basswood's general partner.  Basswood's principal office is at 52 Forest

Avenue, Paramus, NJ 07652.  Basswood currently is the general partner of Basswood Financial Partners, L.P. ("the Partnership"),

and advises several accounts including Basswood International

Fund, Inc. (the "Account").

         Matthew Lindenbaum and Bennett Lindenbaum are the sole

principals of Basswood Management, Inc., the general partner of

Basswood.  Matthew Lindenbaum and Bennett Lindenbaum have not,

during the last five years, been convicted in a criminal

proceeding (excluding traffic violations or similar

misdemeanors).  Matthew Lindenbaum and Bennett Lindenbaum have not, during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating









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activities subject to, federal or state securities laws or

finding any violations with respect to such laws.

         Matthew Lindenbaum and Bennett Lindenbaum are citizens

of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Basswood, Matthew Lindenbaum and

Bennett Lindenbaum are deemed to beneficially own 142,250 shares of First Oak Brook's Common Stock.  All 142,250 shares are held by the Partnership or by the Account over which Basswood, Matthew

Lindenbaum and Bennett Lindenbaum have investment discretion.

The shares were purchased in open market transactions at an

aggregate cost of $2,935,266.   The funds for the purchase of the

Common Stock held in the Partnership and the Account over which

Basswood, Matthew Lindenbaum and Bennett Lindenbaum have

investment discretion have come from the Partnership or the

Account's own funds.  Leverage was used to purchase shares of

First Oak Brook.

Item 4.  Purpose of Transaction

         The shares of Common Stock beneficially owned by

Basswood, Matthew Lindenbaum and Bennett Lindenbaum were acquired for, and are being held for, investment purposes.

         Basswood, Matthew Lindenbaum and Bennett Lindenbaum have

no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule

13D.







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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Basswood, Matthew Lindenbaum and

Bennett Lindenbaum are deemed to be the beneficial owners of

142,250 shares of First Oak Brook's Common Stock.  Based on

information received from First Oak Brook's employees there are believed to be 1,837,570 shares of First Oak Brook's voting

Common Stock outstanding.  Therefore, Basswood, Matthew

Lindenbaum and Bennett Lindenbaum beneficially own 7.7% of First

Oak Brook's outstanding shares of Common Stock.  Basswood,

Matthew Lindenbaum and Bennett Lindenbaum have the power to vote,

direct the vote, dispose of or direct the disposition of all the shares of First Oak Brook's Common Stock that they currently beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Basswood, Matthew Lindenbaum and Bennett Lindenbaum have

no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of First Oak Brook.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the

transactions in the Common Stock of First Oak Brook that were effected by the reporting persons during the past 60 days.













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         Signature

         The undersigned, after reasonable inquiry and to the

best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By: /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                             /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                             /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

January 5, 1996




















00705003.AA8



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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 5, 1996 relating to the Common Stock of First Oak

Brook BancShares, Inc. shall be filed on behalf of the

undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By: /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                             /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                             /s/ Bennett Lendenbaum
                             _________________________________
                             Bennett Lindenbaum





















00705003.AA8



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                                                        EXHIBIT A


                      Daily Transactions -
                          Common Stock


Trade Date           Number of Shares   Price Per Share

11/10/95                 16,504             20.875
11/13/95                  5,212             21.000
11/29/95                  6,949             20.750
12/14/95                  3,000             20.625
12/28/95                 23,625             20.625
12/28/95                  2,540             20.250
12/28/95                 12,195             20.250
01/02/96                  3,500             21.250




































00705003.AA8